SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)


                            ALPINE LACE BRANDS, INC.
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                                (Name of Issuer)


                          COMMON STOCK, $. 01 PAR VALUE
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                         (Title of Class of Securities)

                                   337596-10-0
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                                 (CUSIP Number)


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                            CUSIP No. 337596-10-0 13G
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                                Page 2 of 4 Pages
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===============================================================================
1              NAME OF REPORTING PERSONS:    CARL T. WOLF

               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
               PERSONS:   S.S. #: ###-##-####
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2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A
               GROUP                                                  (a)
                                                                      (b)
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3              SEC USE ONLY
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4              CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.A.
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NUMBER OF                        5        SOLE VOTING POWER:  1,510,468
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
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                                 6        SHARED VOTING POWER:  75,000
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                                 7        SOLE DISPOSITIVE POWER:  1,510,468
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                                 8        SHARED DISPOSITIVE POWER:  75,000
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            9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                           REPORTING PERSON                 1,585,468
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           10              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                           EXCLUDES CERTAIN SHARES
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           11              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
                           (9)                                            30.8%
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           12              TYPE OF REPORTING PERSON                          IN
===============================================================================

Item 1(a).        Name of Issuer:

                  Alpine Lace Brands, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  111 Dunnell Road, Maplewood, New Jersey  07040

Item 2(a).        Name of Person Filing:

                  Carl T. Wolf

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  111 Dunnell Road, Maplewood, New Jersey 07040

Item 2(c).        Citizenship:

                  U.S.A.

Item 2(d).        Title and Class of Securities:

                  Common Stock, $.01 par value

Item 2(d).        CUSIP Number:

                  337596-10-0

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not Applicable.

Item 4.  Ownership.

     (a)      Amount beneficially owned:         1,585,468
     (b)      Percent of class:         30.8%
     (c)      Number of shares as to which such person has:
         (i)      Sole power to vote or to direct the vote:           1,510,468
         (ii)     Shared power to vote or to direct the vote:            75,000
         (iii)    Sole power to dispose or to direct the
                  disposition of:                                     1,510,468
         (iv)     Shared power to dispose or to direct
                  the disposition of:                                    75,000

Item 5.  Ownership of Five Percent or Less of a class.

                  Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

                  Not Applicable.

Item 9.  Notice of Dissolution of Group

                  Not Applicable

Item 10.          Certification

                  Not Applicable

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



              February 11, 1997
                   (Date)


               /s/Carl T. Wolf
                 (Signature)



                 Carl T. Wolf
                    (Name)


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